SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of May, 2013

AIXTRON SE
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON sets direction with 5-Point Program
Overriding aim is a return to sustainable profitability

Aachen, May 23, 2013 - At today's Annual General Meeting, Martin Goetzeler, the new CEO of AIXTRON SE (ISIN DE000A0WMPJ6) since March, will set out the measures which the Executive Board intends to implement together with AIXTRON's team to return the company to sustainable profitability.

'We have to focus more closely than ever on our core competence - optimally supporting our customers to reach their targets by offering efficient high-tech equipment for use in complex material deposition. Here, we aim to regain our position of leadership, and that on a sustainably profitable basis. That is what we are working towards', Mr. Goetzeler explains and sets out a clear direction for the company in the 5-Point Program. He points out that the challenges currently faced by AIXTRON resulted from both internal and external factors. 'Processes and responsibilities are two particular areas where we have to do our homework'.

Initial measures have already been initiated in recent weeks. These firstly include a project to enhance efficiency in the company's product development. Secondly, the Executive Board has decided to cut more than 20 percent of jobs in Germany - an 'inevitable, albeit very painful' decision. Further measures introduced in the 5-Point Program intend to contribute decisively towards a sustainable profitability. Although the weakness is still apparent on the demand side, the Executive Board has stressed that the positive medium and long-term outlook is still intact for the MOCVD, silicon, and organic deposition technologies provided by AIXTRON.

Key aspects of the 5-Point AIXTRON Program are presented below.

1. Customer - focusing on customer benefit

To optimally address customer needs, such as product quality and productivity, we compile roadmaps together with our customers that are then factored into the relevant development programs. The business model is being reviewed to boost the service business.

2. Technology and products - putting unique product portfolio to more effective use, further strengthening future products

To be sustainably profitable, we are building on our technological leadership in complex material deposition and aim to regain market leadership in the area of MOCVD technology in LED production.

3. Efficiency - systematically optimizing process and project structures

A cross-functional project will optimize the timing and use of resources in product development and thus make it possible to achieve outstanding development results at lower expense. The company will also step up its partnership-based cooperation with suppliers.

4. Finance - value oriented financial targets

AIXTRON's Executive Board sees management by clear financial targets as the basis for achieving sustainable profitability. Here, it will focus on four superordinate key financial figures:

- Revenues

- EBIT

- Free cash flow

- Return on capital employed > cost of capital over business cycle (ROCE > WACC).

The current priority has been to rapidly adjust costs to present circumstances. For the current year, the Executive Board already decided in March to cut operating expenses - excluding restructuring and transformation expenses - by 20% compared with the previous year, and thus to reduce the breakeven point.

5. Employees - strengthening AIXTRON culture, taking individual responsibility, fortifying communication

Following some tough quarters, we aim to reinforce one of AIXTRON's key qualities - its employees' sense of identification with their company. Moreover, the Executive Board wants to further develop our management culture and to adapt it to new challenges. To accomplish this, we are agreeing clear goals and closely monitoring their achievement.

In its future financial reporting, the Executive Board will regularly report both internally and externally on the status of this company program.

The CEO Martin Goetzeler will provide further details about the 5-Point Program in his presentation at today's Annual General Meeting in Aachen. The prepared notes of the speech will be available for download following the presentation (www.aixtron.com/agm).

Contact:
Guido Pickert
Investor Relations and Corporate Communications
T: +49 (241) 8909 444
F: +49 (241) 8909 445
invest@aixtron.com

For more information about AIXTRON (FWB: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please visit www.aixtron.com.

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate' and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	May 23, 2013	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO